FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

MARKET ANNOUNCEMENT

Sadia S.A. announces to its shareholders and to the market at large that it has entered into a Sale and Purchase commitment with the quota holders of Baumhartd Comércio e Participações Ltda. (“Baumhartd”), for the acquisition of 73.93% of their capital stock. Such commitment complies with the provisions in Article 157 of Law 6404/76. Baumhartd is the controlling shareholder of Excelsior Alimentos S.A., holding 80.1% of its voting capital and 43.67% of its total capital stock.

The Company will keep its shareholders informed about this business, to be defined after the completion of the legal, economic and financial due diligence in compliance with article 256 of Law No. 5404/76 and article 10 of the Brazilian Securities and Exchange Commission - CVM Instruction No. 358/02.

São Paulo, January 18, 2008.

Welson Teixeira Junior
Investor Relations Director